UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-38421

BIT DIGITAL, INC.

(Translation of registrant’s name into English)

33 Irving Place, New York, NY 10003

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒         Form 40-F ☐

Other Events - Submission of Matters to a Vote of Security Holders.

On September 20, 2023, Bit Digital, Inc. (the “Company”) held its 2023 Annual Meeting of Shareholders (the “Meeting”). The following matters were submitted to a vote of the Company’s shareholders at the Meeting: (i) the election of five (5) directors to serve until the next annual meeting of shareholders and until their successors are duly elected and qualified; (ii) the approval of the 2023 Omnibus Equity Incentive Plan; and (iii) ratification of the appointment of the Company’s independent registered public accounting firm.

At the Meeting, a total of 16,404,424 ordinary shares of the Company voted in person or by proxy, out of 88,304,801 (18.57%) ordinary shares entitled to vote at the Meeting; and 50,000,000 preference shares voted at the Meeting or an aggregate of 48.01% of the Company’s voting securities. A quorum of more than one-third of all voting securities was present at the Meeting. Set forth below are the number of final votes cast for, against, abstained or withheld, as to each matter:

Proposal 1. Election of Five (5) Directors:

Nominee	For	Against	Abstained/Withheld
Zhaohui Deng	57,117,072	0	9,284,687
Erke Huang	63,561,371	0	2,843,053
Ichi Shih	55,714,293	0	10,524,026
Yan Xiong	60,323,217	0	6,078,542
Brock Pierce	60,328,616	0	6,073,142

Proposal 2.
Approval of the 2023 Omnibus Equity Incentive Plan	65,710,355	609,007	85,062

Proposal 3.
Ratification of Appointment of the Company’s independent registered public accounting firm	66,082,600	62,620	259,205

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bit Digital, Inc.
(Registrant)

By:	/s/ Samir Tabar
Name:	Samir Tabar
Title:	Chief Executive Officer

Date: September 22, 2023